                                  SCHEDULE 13G
                                 (RULE 13d-102)


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*




                            ACTIVE VOICE CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    004938106
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

                              Page 1 of 5 Pages

         1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  NEC CORPORATION
         -----------------------------------------------------------------------

         2)       Check the Appropriate Row if a Member of a Group
                  (SEE Instructions)
         (a)               Not Applicable
               ----------------------------------------------------------------
         (b)               Not Applicable
               ----------------------------------------------------------------

         3)       SEC Use Only
               ----------------------------------------------------------------
         4)       Citizenship or Place of Organization               JAPAN
               ----------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:
         5)       Sole Voting Power                         307,692 Shares
               ----------------------------------------------------------------

         6)       Shared Voting Power                       Not Applicable
               ----------------------------------------------------------------

         7)       Sole Dispositive Power                    307,692 Shares
               ----------------------------------------------------------------

         8)       Shared Dispositive Power                  Not Applicable
               ----------------------------------------------------------------

         9) Aggregate Amount Beneficially Owned by Each Reporting Person 307,692 Shares
               ----------------------------------------------------------------

         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (SEE Instructions)
                  Not Applicable
               ----------------------------------------------------------------
         11)      Percent of Class Represented by Amount in Row 9
                  6.1 PERCENT*
               ----------------------------------------------------------------
         12)      Type of Reporting Person (SEE Instructions)        CO
               ----------------------------------------------------------------

-------------------------------------------------------------------------------

         ITEM 1(a).        Name of Issuer:

         ACTIVE VOICE CORPORATION
------------------------------------------------------------------------------

         ITEM 1(b).        Address of Issuer's Principal Executive Offices:

         2901 Third Avenue Suite 500   Seattle,  WA 98121
------------------------------------------------------------------------------

         ITEM 2(a).        Name of Person Filing:             NEC Corporation
------------------------------------------------------------------------------


-------------
* Based on 5,060,000 shares of the issuer outstanding at period ending December 31, 1999.

                              Page 2 of 5 Pages

         ITEM 2(b).        Address of Principal Business Office or, if None,
                           Residence:

                           7-1, Shiba 5-Chome, Minato-ku, Tokyo 108-8001, Japan
-------------------------------------------------------------------------------

         ITEM 2(c).        Citizenship:             JAPAN
-------------------------------------------------------------------------------

         ITEM 2(d).        Title of Class of Securities:

                                    COMMON STOCK
-------------------------------------------------------------------------------

         ITEM 2(e).        CUSIP Number:

                                    004938106
-------------------------------------------------------------------------------

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                  NOT APPLICABLE

         (a)      [  ]  Broker or Dealer registered under Section 15 of the Act;

         (b)      [  ]  Bank as defined in Section 3(a)(6) of the Act;

         (c)      [  ]  Insurance Company as defined in Section 3(a)(19) of
                        the Act;

         (d)      [  ]  Investment Company registered under Section 8 of the
                        Investment Company Act;

         (e)      [  ]  Investment Advisor registered under Section 203 of the
                        Investment Advisors Act of 1940;

         (f)      [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund;
                        SEE Rule 13d-1(b)(1)(ii)(F);

         (g)      [  ]  Parent Holding Company, in accordance with
                        Rule 13d-1(b)(ii)(G);

         (h)      [  ]  A savings association as defined in Section 3(b)
                        of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

         (a)      Amount Beneficially Owned:                  307,692 Shares
-------------------------------------------------------------------------------

                              Page 3 of 5 Pages

         (b)      Percent of Class:                           6.1 Percent*

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote
                        307,692 Shares

                  (ii)  Shared power to vote or to direct the vote
                        Not Applicable

                  (iii) Sole power to dispose or to direct the disposition of
                        307,692 Shares

                  (iv) Shared power to dispose or to direct the disposition of Not Applicable

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                           Not Applicable
-------------------------------------------------------------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                           Not Applicable
-------------------------------------------------------------------------------

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), or Rule 13d-1(d) attach an exhibit stating the identity of each member of the group.

                           Not Applicable
-------------------------------------------------------------------------------

-------------
* Based on 5,060,000 shares of the issuer outstanding at period ending December 31, 1999.

                              Page 4 of 5 Pages

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity (SEE Item 5).

                           Not Applicable
-------------------------------------------------------------------------------

ITEM 10. CERTIFICATION.

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect."


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  January 21, 2000
                                      ----------------------------------------
                                                      (Date)

                                      NEC CORPORATION

                                         /s/ YUKIHIKO BABA
                                      ----------------------------------------
                                                      (Signature)
                                      By:  Yukihiko Baba
                                      Its: Senior Vice President



                              Page 5 of 5 Pages